Exhibit 99.2
11 September 2019
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 11 September 2019 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	11 September 2019
Number of ordinary shares purchased	6,238
Average price paid (pence)	4286.9441
Highest price paid (pence)	4290.0000
Lowest price paid (pence)	4275.0000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,264,971,085 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: BST
Currency: GBp
Aggregated Information
Date of purchase: 11 September 2019
Number of ordinary shares purchased: 6,238
Volume weighted average price paid per share (pence): 4286.9441

Transaction Date and Time	Volume	Price (GBp)	Trading Venue	Transaction Reference Number
11-Sep-2019 09:05:12	73	4290.0000	XLON	01002010000020011-E0fP2anY4eMU20190911
11-Sep-2019 14:41:04	179	4278.0000	XLON	01002010000168762-E0fP2anY9ero20190911
11-Sep-2019 14:41:12	177	4275.0000	XLON	11002110000168813-E0fP2anY9f4y20190911
11-Sep-2019 14:41:12	56	4275.0000	XLON	11002110000168813-E0fP2anY9f5120190911
11-Sep-2019 14:43:15	24	4280.5000	XLON	11002110000169721-E0fP2anY9hnj20190911
11-Sep-2019 14:43:15	49	4280.5000	XLON	11002110000169721-E0fP2anY9hnl20190911
11-Sep-2019 14:44:52	72	4287.5000	XLON	11002110000170481-E0fP2anY9kLD20190911
11-Sep-2019 14:47:16	75	4290.0000	XLON	11002110000171737-E0fP2anY9opD20190911
11-Sep-2019 16:03:11	76	4290.0000	XLON	01002010000201798-E0fP2anYBRdM20190911
11-Sep-2019 16:03:11	76	4290.0000	XLON	01002010000201732-E0fP2anYBRdK20190911
11-Sep-2019 16:03:27	150	4290.0000	XLON	01002010000208472-E0fP2anYBS4520190911
11-Sep-2019 16:03:27	80	4290.0000	XLON	01002010000208472-E0fP2anYBS4720190911
11-Sep-2019 16:03:30	150	4290.0000	XLON	01002010000208483-E0fP2anYBS6v20190911
11-Sep-2019 16:03:31	150	4290.0000	XLON	01002010000208488-E0fP2anYBS8U20190911
11-Sep-2019 16:03:31	84	4290.0000	XLON	01002010000208488-E0fP2anYBS8W20190911
11-Sep-2019 16:03:35	200	4290.0000	XLON	11002110000208452-E0fP2anYBSCi20190911
11-Sep-2019 16:03:36	80	4290.0000	XLON	01002010000208500-E0fP2anYBSDO20190911
11-Sep-2019 16:03:37	111	4289.5000	XLON	11002110000208460-E0fP2anYBSDs20190911
11-Sep-2019 16:04:11	77	4287.5000	XLON	01002010000208538-E0fP2anYBSuU20190911
11-Sep-2019 16:05:46	90	4288.0000	XLON	01002010000208818-E0fP2anYBVBM20190911
11-Sep-2019 16:09:02	35	4290.0000	XLON	11002110000209394-E0fP2anYBYXO20190911
11-Sep-2019 16:09:02	73	4290.0000	XLON	11002110000209362-E0fP2anYBYXK20190911
11-Sep-2019 16:09:02	101	4290.0000	XLON	11002110000209385-E0fP2anYBYXM20190911
11-Sep-2019 16:09:02	45	4290.0000	XLON	11002110000209394-E0fP2anYBYXR20190911
11-Sep-2019 16:11:00	266	4290.0000	XLON	11002110000209955-E0fP2anYBb6Z20190911
11-Sep-2019 16:11:04	88	4289.5000	XLON	01002010000209938-E0fP2anYBb9z20190911
11-Sep-2019 16:11:04	133	4289.5000	XLON	01002010000209938-E0fP2anYBb9x20190911
11-Sep-2019 16:12:46	206	4288.0000	XLON	01002010000210349-E0fP2anYBdIj20190911
11-Sep-2019 16:14:14	103	4285.0000	XLON	01002010000210642-E0fP2anYBf9t20190911
11-Sep-2019 16:14:14	252	4286.0000	XLON	11002110000210576-E0fP2anYBf8C20190911
11-Sep-2019 16:14:19	162	4284.5000	XLON	11002110000210756-E0fP2anYBfH320190911
11-Sep-2019 16:16:50	232	4286.0000	XLON	11002110000211176-E0fP2anYBiB020190911
11-Sep-2019 16:18:49	12	4287.5000	XLON	01002010000211910-E0fP2anYBkS720190911
11-Sep-2019 16:18:49	154	4287.5000	XLON	01002010000211910-E0fP2anYBkSF20190911
11-Sep-2019 16:18:49	52	4287.5000	XLON	01002010000211910-E0fP2anYBkSH20190911
11-Sep-2019 16:18:49	15	4287.5000	XLON	01002010000211910-E0fP2anYBkSD20190911
11-Sep-2019 16:19:08	131	4287.0000	XLON	01002010000211873-E0fP2anYBkiu20190911
11-Sep-2019 16:19:11	63	4287.0000	XLON	01002010000211873-E0fP2anYBkmX20190911
11-Sep-2019 16:19:19	102	4285.5000	XLON	01002010000212029-E0fP2anYBl6720190911
11-Sep-2019 16:19:19	96	4285.5000	XLON	11002110000212051-E0fP2anYBl6920190911
11-Sep-2019 16:21:15	213	4285.5000	XLON	01002010000212566-E0fP2anYBnsN20190911
11-Sep-2019 16:22:19	26	4286.5000	XLON	01002010000212917-E0fP2anYBpMO20190911
11-Sep-2019 16:22:19	106	4286.5000	XLON	11002110000212920-E0fP2anYBpMM20190911
11-Sep-2019 16:22:19	71	4286.5000	XLON	01002010000212917-E0fP2anYBpMR20190911
11-Sep-2019 16:22:40	113	4285.5000	XLON	11002110000212922-E0fP2anYBppo20190911
11-Sep-2019 16:22:40	87	4285.5000	XLON	11002110000212922-E0fP2anYBpph20190911

Transaction Date and Time	Volume	Price (GBp)	Trading Venue	Transaction Reference Number
11-Sep-2019 16:24:04	86	4286.5000	XLON	01002010000213578-E0fP2anYBrar20190911
11-Sep-2019 16:25:26	100	4288.5000	XLON	01002010000214349-E0fP2anYBtFH20190911
11-Sep-2019 16:25:33	244	4288.0000	XLON	11002110000214236-E0fP2anYBtMD20190911
11-Sep-2019 16:25:35	203	4287.5000	XLON	11002110000214080-E0fP2anYBtOC20190911
11-Sep-2019 16:26:16	23	4287.0000	XLON	11002110000214534-E0fP2anYBu7Q20190911
11-Sep-2019 16:27:17	95	4288.5000	XLON	01002010000215256-E0fP2anYBvEH20190911
11-Sep-2019 16:27:33	79	4288.0000	XLON	11002110000215153-E0fP2anYBvYh20190911
11-Sep-2019 16:28:13	97	4287.5000	XLON	01002010000215587-E0fP2anYBwOn20190911
11-Sep-2019 16:28:14	57	4287.0000	XLON	11002110000215021-E0fP2anYBwRN20190911
11-Sep-2019 16:28:14	36	4287.0000	XLON	11002110000215021-E0fP2anYBwRQ20190911
11-Sep-2019 16:28:22	76	4286.5000	XLON	11002110000215340-E0fP2anYBwim20190911
11-Sep-2019 16:28:22	15	4286.5000	XLON	11002110000215340-E0fP2anYBwik20190911
11-Sep-2019 16:29:19	53	4284.0000	XLON	01002010000216186-E0fP2anYByiE20190911
11-Sep-2019 16:29:31	7	4284.0000	XLON	11002110000216215-E0fP2anYBzGz20190911
11-Sep-2019 16:29:47	7	4283.0000	XLON	11002110000216340-E0fP2anYBzvq20190911
11-Sep-2019 16:29:55	41	4284.0000	XLON	01002010000216486-E0fP2anYC0Fk20190911
11-Sep-2019 16:29:55	53	4284.0000	XLON	01002010000216486-E0fP2anYC0Fm20190911

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

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Illtud Harri
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David Outhwaite
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John Smelt
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David Ovington
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M +44 7920 010 978

Nick Parkinson
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